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Exhibit 3.1

Bye-Law 87 has been amended as follows:

87.	The Directors shall be divided by the Board into three classes, designated Class I, Class II and Class III. The terms of the initial Directors shall be as follows (i) Directors initially designated as Class I Directors shall serve for an initial term ending on the date of the third annual general meeting of Shareholders following the Investment Date, (ii) Directors initially designated as Class II Directors shall serve for an initial term ending on the fourth annual general meeting following the Investment Date, and (iii) Directors initially designated as Class III Directors shall serve for an initial term ending on the fifth annual general meeting following the Investment Date. After the expiration of the respective terms of the initial Directors as set forth above, Directors of each class shall be elected by the Shareholders and shall serve a term ending on the date of the third annual general meeting of Shareholders next following the annual general meeting at which such Director was elected. Notwithstanding the foregoing, directors who are 70 years or older shall be elected every year and shall not be subject to a three-year term. In addition, notwithstanding the foregoing, each Director shall hold office until such Director's successor shall have been duly elected or until such Director is removed from office pursuant to Bye-Law 89 or such office is otherwise vacated. In the event of any change in the number of Directors, the Board shall apportion any newly created directorships among, or reduce the number of directorships in, such class or classes as shall equalize, as nearly as possible, the number of Directors in each class. In no event will a decrease in the number of Directors shorten the term of any incumbent Director.